UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

European Wax Center, Inc.

(Name of the Issuer)

European Wax Center, Inc.

EWC Ventures, LLC

Glow Midco, LLC

General Atlantic, L.P.

General Atlantic GenPar, L.P.

GAP Coinvestments III, LLC

GAP Coinvestments IV, LLC

GAP Coinvestments V, LLC

GAP Coinvestments CDA, L.P.

General Atlantic Partners AIV-1 A, L.P.

General Atlantic Partners AIV-1 B, L.P.

General Atlantic (SPV) GP, LLC

General Atlantic GenPar (EW), L.P.

General Atlantic Partners AIV (EW), L.P.

GAPCO AIV Holdings, L.P.

GAPCO AIV Interholdco (EW), L.P.

GA AIV-1 B Interholdco, L.P.

GA AIV-1 B Interholdco (EW), L.P.

(Names of Persons Filing Statement)

Class A Common Stock, Par Value $0.00001 per share

(Title of Class of Securities)

Common Stock: 29882P106

(CUSIP Number of Class of Securities)

European Wax Center, Inc. EWC Ventures, LLC 5830 Granite Parkway, 3rd Floor Plano, Texas 75024 Tel: (469) 264-8123	Glow Midco, LLC c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 32nd Floor New York, NY 10055 Tel: (212) 715-4000

General Atlantic, L.P.

General Atlantic GenPar, L.P.

GAP Coinvestments III, LLC

GAP Coinvestments IV, LLC

GAP Coinvestments V, LLC

GAP Coinvestments CDA, L.P.

General Atlantic Partners AIV-1 A, L.P.

General Atlantic Partners AIV-1 B, L.P.

General Atlantic (SPV) GP, LLC

General Atlantic GenPar (EW), L.P.

General Atlantic Partners AIV (EW), L.P.

GAPCO AIV Holdings, L.P.

GAPCO AIV Interholdco (EW), L.P.

GA AIV-1 B Interholdco, L.P.

GA AIV-1 B Interholdco (EW), L.P.,

55 East 52nd Street, 33rd Floor

New York, NY 10055

Tel: (212) 715-4000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Thomas Fraser Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Matthew W. Abbott Christopher J. Cummings Cullen L. Sinclair Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Tel: (212) 373-3000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (“Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (collectively with Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 and Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) European Wax Center, Inc. (the “Company”), a Delaware corporation, (ii) EWC Ventures, LLC, a Delaware limited liability company (“Opco”), (iii) Glow Midco, LLC, a Delaware limited liability company (“Parent”), (iv) General Atlantic, L.P., a Delaware limited partnership, (v) General Atlantic GenPar, L.P., a Delaware limited partnership, (vi) GAP Coinvestments III, LLC, a Delaware limited liability company, (vii) GAP Coinvestments IV, LLC, a Delaware limited liability company, (viii) GAP Coinvestments V, LLC, a Delaware limited liability company, (ix) GAP Coinvestments CDA, L.P., a Delaware limited partnership, (x) General Atlantic Partners AIV-1 A, L.P., a Delaware limited partnership, (xi) General Atlantic Partners AIV-1 B, L.P., a Delaware limited partnership, (xii) General Atlantic (SPV) GP, LLC, a Delaware limited liability company, (xiii) General Atlantic GenPar (EW), L.P., a Delaware limited partnership, (xiv) General Atlantic Partners AIV (EW), L.P., a Delaware limited partnership, (xv) GAPCO AIV Holdings, L.P., a Delaware limited partnership, (xvi) GAPCO AIV Interholdco (EW), L.P., a Delaware limited partnership, (xvii) GA AIV-1 B Interholdco, L.P., a Delaware limited partnership, and (xviii) GA AIV-1 B Interholdco (EW), L.P., a Delaware limited partnership (together with Filing Persons (iv) through (xviii), “General Atlantic”). Parent and General Atlantic are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company under the SEC rules governing “going-private” transactions.

On February 9, 2026, the Company, Opco, Parent, Glow Merger Sub 1, Inc. (“Merger Sub Inc.”) and Glow Merger Sub 2, LLC (“Merger Sub LLC”) entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, on May 8, 2026, (i) Merger Sub Inc. was merged with and into the Company, with the Company continuing as the surviving corporation (the “Corporate Merger”) and (ii) Merger Sub LLC was merged with and into Opco, with Opco continuing as the surviving limited liability company (the “LLC Merger” and collectively with the Corporate Merger, the “Mergers”). Opco, as the surviving company of the LLC Merger, is sometimes referred to herein as the “Surviving LLC” and the Company, as the surviving corporation of the Corporate Merger, is sometimes referred to herein as the “Surviving Corporation”. As a result of the Mergers, Merger Sub Inc. and Merger Sub LLC ceased to exist as independent entities and, therefore, are no longer Filing Persons.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

While each of the Filing Persons acknowledges that the Mergers constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that prior to the Mergers, the Company was “controlled” by any Filing Person.

The information concerning the Company contained in, or incorporated by reference into, the Transaction Statement and the definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Mergers (as amended, the “Proxy Statement”) was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

On April 29, 2026, the Company filed definitive additional proxy soliciting materials under Regulation 14A of the Exchange Act with the SEC, copies of which are attached hereto as Exhibit (a)(3)(i), to supplement the Proxy Statement.

Capitalized terms used but not expressly defined in this Final Amendment shall have the respective meanings given to them in the Proxy Statement.

Item 10.	Source and Amount of Funds or Other Consideration

(a), (b), (d) Source of Funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15.	Additional Information

(c) Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On May 7, 2026, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers.

On May 8, 2026, Parent completed the acquisition of the Company. Pursuant to the Merger Agreement, at the effective time of the Mergers (the “Effective Time”), (i) each share of the Company’s Class A common stock, par value $0.00001 per share (the “Class A Common Stock”), issued and outstanding immediately prior to the effective time of the Corporate Merger, other than certain excluded shares pursuant to the terms of the Merger Agreement, was cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to $5.80 per share of Class A Common Stock, without interest thereon (the “Class A Per Share Price”), (ii) each share of the Company’s Class B common stock, par value $0.00001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Company Common Stock”), issued and outstanding immediately prior to the effective time of the Corporate Merger, other than certain excluded shares pursuant to the terms of the Merger Agreement, was cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to $0.00001 per share of Class B Common Stock (the “Class B Per Share Price”), and (iii) each common limited liability interest in Opco issued and outstanding immediately prior to the effective time of the LLC Merger, other than certain excluded units pursuant to the terms of the Merger Agreement, was automatically cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Class A Per Share Price less the Class B Per Share Price, in each case, payable to the holder thereof, without interest, subject to and in accordance with the terms and conditions of the Merger Agreement.

On May 8, 2026, the Company filed the Certificate of Merger for the Corporate Merger and the LLC Certificate of Merger for the LLC Merger, pursuant to which the Mergers became effective. As a result of the Mergers, (a) Merger Sub Inc. merged with and into the Company; (b) the separate corporate existence of Merger Sub Inc. thereupon ceased; (c) the Company continued as the surviving corporation of the Corporate Merger; (d) Merger Sub LLC merged with and into Opco; (e) the separate corporate existence of Merger Sub LLC thereupon ceased; and (f) Opco continued as the surviving company of the LLC Merger.

Prior to the Mergers, the Company required the members of EWC Management Holdco, a management holding company vehicle that holds Opco Common Units and shares of Class B Common Stock held together (the “Paired Interest”) for the benefit of its members, to redeem their units of EWC Management Holdco for Paired Interests pursuant to the EWC Management Holdco LLCA and join the Exchange Agreement, dated as of

August 4, 2021, by and among Opco, the Company and the holders party thereto (the “Exchange Agreement”). As of the closing of the Mergers, the Company required, pursuant to the Exchange Agreement, that all holders of Paired Interests party to the Exchange Agreement (other than the GA Stockholders) exchange with the Company all of such holders’ Paired Interests for shares of Class A Common Stock. These exchanging holders of Paired Interests are expected to be entitled to the payments under the Tax Receivable Agreement in accordance with the terms therein.

In addition, pursuant to the Merger Agreement, at the Effective Time:

(1) the Amended and Restated Certificate of Incorporation of the Company was amended and restated in its entirety to read as set forth in Exhibit A of the Merger Agreement, and such amended and restated certificate of incorporation became the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the Delaware General Corporation Law (“DGCL”) and such certificate of incorporation;

(2) the bylaws of Merger Sub Inc., as in effect immediately prior to the Effective Time, became the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws;

(3) the certificate of formation of Opco became the certificate of formation of the Surviving LLC until thereafter amended in accordance with the applicable provisions of the DLLCA and such certificate of formation;

(4) the limited liability company agreement of Opco as the Surviving LLC was amended and restated in its entirety to read as set forth in Exhibit B to the Merger Agreement, until thereafter amended in accordance with the applicable provisions of the DLLCA and the Surviving LLC’s certificate of formation and limited liability company agreement;

(5) each common limited liability interest in Opco (an “Opco Common Unit”) that was outstanding as of immediately prior to the LLC Merger Effective Time (other than the Cancelled Opco Units (as defined below) and the Excluded Opco Units (as defined below)) was cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the excess of the Class A Per Share Price over the Class B Per Share Price, without interest thereon (the “Opco Per Unit Price”); each Opco Common Unit that was (x) held by Opco or any of its Subsidiaries in treasury or otherwise; or (y) owned by the Buyer Parties or owned by any direct or indirect wholly owned Subsidiary of the Buyer Parties as of immediately prior to the LLC Merger Effective Time (each, a “Cancelled Opco Unit”) was cancelled and extinguished without any conversion thereof or consideration paid therefor; each Opco Common Unit that was owned directly or indirectly by the Company (each, an “Excluded Opco Unit”) was unaffected by the LLC Merger and remains outstanding as a common unit of the Surviving LLC held by the Company; and Opco Common Units held by the GA Members were not entitled to receive the Opco Per Unit Price and were, immediately prior to the closing of the Mergers, contributed, directly or indirectly, to Parent;

(6) each outstanding option to purchase shares of Class A Common Stock granted under either the 2021 Equity Plan or the 2025 Inducement Plan (“Company Option”) that was granted under either Equity Plan and that was vested at the Effective Time, taking into account any acceleration of vesting that occurs upon the Effective Time (each, a “Vested Company Option”), was automatically and without any required action on the part of the holder thereof cancelled and converted into the right to receive an amount (without interest) in cash equal in value to (A) the total number of shares of Class A Common Stock subject to such Vested Company Option multiplied by (B) the excess, if any, of the Class A Per Share Price over the exercise price per share of Class A Common Stock underlying such Vested Company Option. Any Vested Company Option that had an exercise price per share of Class A Common Stock that was greater than or equal to the Class A Per Share Price was cancelled at the Effective Time for no consideration;

(7) each outstanding Company Option that was not a Vested Company Option (each, an “Unvested Company Option”) was automatically and without any required action on the part of the holder thereof cancelled and converted into the contingent right to receive from Parent or the Surviving Corporation an aggregate amount (without interest) in cash (each, a “Converted Cash Award”) equal in value to (A) the total number of shares of Class A Common Stock subject to such Unvested Company Option immediately prior to the Effective Time multiplied by (B) the excess, if any, of the Class A Per Share Price over the exercise price per share of Class A Common Stock under such Unvested Company Option. Each such Converted Cash Award so assumed and converted continues to have, and is subject to, the same vesting terms and conditions as applied to the corresponding Unvested Company Option immediately prior to the Effective Time, including “double trigger” termination protection. Any Unvested Company Option that had an exercise price per share of Class A Common Stock that was greater than or equal to the Class A Per Share Price was cancelled at the Effective Time for no consideration;

(8) each restricted stock unit award granted under either the 2021 Equity Plan or the 2025 Inducement Plan (the “Company RSU”) that was outstanding and vested (but not yet settled) at the Effective Time, taking into account any acceleration of vesting that occurs upon the Effective Time (each, a “Vested Company RSU”), was automatically and without any required action on the part of the holder thereof cancelled and converted into the right to receive an amount (without interest) in cash equal in value to (A) the total number of shares of Class A Common Stock subject to such Vested Company RSU immediately prior to the Effective Time multiplied by (B) the Class A Per Share Price;

(9) each outstanding Company RSU that was not a Vested Company RSU (each, an “Unvested Company RSU”) was automatically and without any required action on the part of the holder thereof cancelled and converted into a Converted Cash Award equal in value to (A) the total number of shares of Class A Common Stock subject to such Unvested Company RSU immediately prior to the Effective Time multiplied by (B) the Class A Per Share Price. Each such Converted Cash Award so assumed and converted continues to have, and is subject to, the same vesting terms and conditions as applied to the corresponding Unvested Company RSU immediately prior to the Effective Time, including “double trigger” termination protection; and

(10) each outstanding award of Company Restricted Stock that was outstanding and not vested at the Effective Time, taking into account any acceleration of vesting that occurs upon the Effective Time (each, an “Unvested Restricted Stock Award”) was automatically and without any required action on the part of the holder thereof cancelled and converted into a Converted Cash Award equal in value to (A) the total number of shares of Class A Common Stock subject to such Unvested Restricted Stock Award immediately prior to the Effective Time multiplied by (B) the Class A Per Share Price. Each such Converted Cash Award so assumed and converted continues to have, and is subject to, the same vesting terms and conditions as applied to the corresponding Unvested Restricted Stock Award immediately prior to the Effective Time.

In connection with the closing of the Mergers, the Company notified the Nasdaq Stock Market LLC (“Nasdaq”) of its intent to remove the Class A Common Stock from listing on Nasdaq and requested that Nasdaq (i) suspend trading of the Class A Common Stock on Nasdaq prior to the opening of trading on May 8, 2026 and (ii) file a Notification of Removal from Listing and/or Registration on Form 25 with the SEC to delist and deregister the Company Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended.

The Company intends to file with the SEC a Form 15 under the Exchange Act requesting the deregistration of the Company’s securities and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

In addition, on May 8, 2026, the Company and Parent issued a joint press release announcing the closing of the Mergers. A copy of the press release is filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(5)(iv) hereto.

Item 16.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)	Definitive Proxy Statement of European Wax Center, Inc. (included in the Schedule 14A filed on April 3, 2026, and incorporated herein by reference) (the “Definitive Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(2)(v)	Current Report on Form 8–K, dated February 10, 2026 (included in Schedule 14A filed on February 10, 2026 and incorporated herein by reference).

(a)(2)(vi)	Email to EWC Associates, dated February 10, 2026 (included in Schedule 14A filed on February 10, 2026 and incorporated herein by reference).

(a)(2)(vii)	Email to Franchisees, dated February 10, 2026 (included in Schedule 14A filed on February 10, 2026 and incorporated herein by reference).

(a)(3)(i)	Definitive Additional Materials to the Definitive Proxy Statement, (included in the Schedule 14A filed on April 29, 2026, and incorporated herein by reference).

(a)(5)(i)	Press Release, dated February 10, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (filed February 10, 2026) (File No. 001–40714)).

(a)(5)(ii)	Current Report on Form 8-K, dated May 7, 2026 (included in the Form 8-K filed on May 7, 2026, and incorporated herein by reference).

(a)(5)(iii)	Current Report on Form 8-K, dated May 8, 2026 (included in Company’s Current Report on Form 8-K filed on May 8, 2026, and incorporated herein by reference).

(a)(5)(iv)	Press Release, dated May 8, 2026, (included in Company’s Current Report on Form 8-K filed on May 8, 2026, and incorporated herein by reference).

(b)(i)*	Debt Commitment Letter, dated February 9, 2026, from HPS Investment Partners, LLC and accepted and agreed to by Glow Midco, LLC.

(c)(i)	Opinion of Moelis & Company LLC, dated February 9, 2026 (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).

(c)(ii)*	The Presentation of Moelis & Company LLC to the Special Committee, dated December 23, 2025.

(c)(iii)*	The Presentation of Moelis & Company LLC to the Special Committee, dated January 6, 2026.

(c)(iv)*	The Presentation of Moelis & Company LLC to the Special Committee, dated January 13, 2026.

(c)(v)*	The Presentation of Moelis & Company LLC to the Special Committee, dated January 27, 2026.

(c)(vi)*	The Presentation of Moelis & Company LLC to the Special Committee, dated February 9, 2026.

(d)(i)	Agreement and Plan of Merger, dated February 9, 2026, by and among European Wax Center, Inc., EWC Ventures, LLC, Glow Midco, LLC, Glow Merger Sub 1, Inc. and Glow Merger Sub 2, LLC (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference).

Exhibit No.	Description

(d)(ii)	Support Agreement, dated February 9, 2026, by and among European Wax Center, Inc., Glow Midco, LLC, and the stockholders party thereto (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(iii)*	Equity Commitment Letter, dated February 9, 2026, from General Atlantic Partners 100, L.P. and accepted and agreed to by Glow Midco, LLC.

(d)(iv)	Stockholders Agreement, dated as of August 4, 2021, by and among European Wax Center, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on September 14, 2021).

(f)*	Section 262 of the DGCL.

(g)	Not Applicable.

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2026

EUROPEAN WAX CENTER, INC.

By:	/s/ Christopher Morris
Name: Christopher Morris
Title: Chief Executive Officer and Chairman

EWC VENTURES, LLC

By:	/s/ Christopher Morris
Name: Christopher Morris
Title: Chief Executive Officer and Chairman

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2026

GLOW MIDCO, LLC

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2026

GENERAL ATLANTIC, L.P.

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By: GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GAP COINVESTMENTS III, LLC

By: GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By: GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GAP COINVESTMENTS V, LLC

By: GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GENERAL ATLANTIC PARTNERS AIV–1 A, L.P.

By: GENERAL ATLANTIC GENPAR, L.P., its general partner

By: GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GENERAL ATLANTIC PARTNERS AIV–1 B, L.P.

By: GENERAL ATLANTIC GENPAR, L.P., its general partner

By: GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GENERAL ATLANTIC (SPV) GP, LLC

By: GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GENERAL ATLANTIC GENPAR (EW), L.P.

By: GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GENERAL ATLANTIC PARTNERS AIV (EW) L.P.

By: GENERAL ATLANTIC GENPAR, (EW) L.P., its general partner

By: GENERAL ATLANTIC GENPAR, L.P., its general partner

By: GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GAPCO AIV HOLDINGS, L.P.

By: GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GAPCO AIV INTERHOLDCO (EW), L.P.

By: GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GA AIV–1 B INTERHOLDCO, L.P.

By: GENERAL ATLANTIC GENPAR, L.P.,
its general partner

By: GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director

GA AIV–1 B INTERHOLDCO (EW), L.P.

By: GENERAL ATLANTIC (SPV) GP, LLC,
its general partner

By:	/s/ Gordon Cruess
Name: Gordon Cruess
Title: Managing Director